                                                              Page 1 of 15 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549
                                      __________

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                            IPC Information Systems, Inc.
                                   (Name of Issuer)

                                     Common Stock
                                    $.01 par value
                            (Title of Class of Securities)
                                      __________

                                      44980K100
                                    (CUSIP Number)

                              Cable Systems Holding, LLC
                          (Name of Person Filing Statement)

                                Philip H. Werner, Esq.
                             Morgan, Lewis & Bockius LLP
                                   101 Park Avenue
                              New York, New York  10178
                               Tel. No.:  212- 309-6000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 18, 1997
               (Date of Event which Requires Filing of this Statement)
                                      __________

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1(b)(3) or (4), check the following:    / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------                     --------------------------------
CUSIP No.   44980K100                    13D     Page 2 of  15 Pages
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Arizona Acquisition Corp.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /x/
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

               Not applicable
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
 BENEFICIALLY ------------------------------------------------------------------
  OWNED BY       8       SHARED VOTING POWER
    EACH
  REPORTING                   6,952,768
 PERSON WITH  ------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                              0
              ------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,952,768 - See Item 5
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               65 % - See Item 5
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                     --------------------------------
CUSIP No.   44980K100                    13D     Page 3 of  15 Pages
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Cable Systems Holding, LLC
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /x/
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

               Not applicable
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
 BENEFICIALLY ------------------------------------------------------------------
  OWNED BY       8       SHARED VOTING POWER
    EACH
  REPORTING                   6,952,768
 PERSON WITH  ------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                              0
              ------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,952,768 - See Item 5
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               65 % - See Item 5
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

                OO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                     --------------------------------
CUSIP No.   44980K100                    13D     Page 4 of  15 Pages
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               David Kirby
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /x/
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

               Not applicable
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               US
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
 BENEFICIALLY ------------------------------------------------------------------
  OWNED BY       8       SHARED VOTING POWER
    EACH
  REPORTING                   6,952,768
 PERSON WITH  ------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                              0
              ------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,952,768 - See Item 5
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               65 % - See Item 5
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                     --------------------------------
CUSIP No.   44980K100                    13D     Page 5 of  15 Pages
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               John O'Mara
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /x/
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

               Not applicable
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               US
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
 BENEFICIALLY ------------------------------------------------------------------
  OWNED BY       8       SHARED VOTING POWER
    EACH
  REPORTING                   6,952,768
 PERSON WITH  ------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                              0
              ------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,952,768 - See Item 5
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               65 % - See Item 5
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.   Security and Issuer.

    The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of IPC Information Systems, Inc., a Delaware corporation ("IPC"). The principal executive offices of IPC Information Systems, Inc. are located at 88 Pine Street, New York, New York 10005.

    Item 2.   Identity and Background.

    This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Arizona Acquisition Corp., a Delaware corporation ("AAC"); (ii) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH"); (iii) David Kirby ("Kirby"); and (iv) John O'Mara ("O'Mara").

    AAC is a Delaware corporation formed for purposes of the transaction described in Item 4 below. As of the date hereof, CSH owns five (5) shares of AAC Common Stock , constituting all of the outstanding capital stock of AAC.

    CSH is a Delaware limited liability company which engages in certain telecommunication businesses through its subsidiaries. Members of CSH owning units of CSH attributable to CSH's ownership of AAC (the "IPC Units"), acting directly or through their designees, make all of the investment decisions on behalf of CSH. Kirby and O'Mara each own 50% of the IPC Units.

    The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of AAC and CSH are set forth on Schedules A through B, respectively, attached hereto. Kirby resides at 24 Father Peter's Lane, New Canaan, CT, 06840 and is a U.S. citizen. His present principal occupation is a private investor/financial advisor. O'Mara resides at 623 Lake Avenue, Greenwich, CT, 06830 and is a U.S. citizen. His present principal occupation is a private investor/consultant. He serves on the Board of Directors of Baldwin & Lyons Inc., The Midland Company, Plantronics Inc., Glenoit Inc., The Garden Companies, Condere Inc., and Purcell Industries.

    During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

    Item 3.   Source and Amount of Funds or Other Consideration.

    AAC has entered into the Stockholders Agreement, dated as of December 18, 1997 (the "Stockholders Agreement"), and the Investors Agreement, dated as of December 18, 1997 (the "Investors Agreement") described in the response to Item
4. Neither AAC nor any of the other persons listed in the response to Item 2 have expended any funds in connection with the Stockholders Agreement or the Investors Agreement.

    Item 4.   Purpose of Transaction.

    On December 18, 1997, IPC and AAC entered into the Agreement and Plan of Merger (the "Merger Agreement", a copy of which is attached hereto and made a part hereof as Exhibit 3). The Merger Agreement provides, among other things, for the merger of AAC with and into IPC (the "Merger"), with IPC as the surviving corporation (the "Surviving Corporation"). Under the terms of the Merger Agreement, which is subject to majority shareholder approval and regulatory review, CSH and certain of its affiliates will purchase a minimum of 54 percent and as much as 90 percent of the outstanding Shares for $21 per Share. IPC shareholders will have the option to receive $21 per Share in cash, or to retain a portion of their Shares, not to exceed 46 percent of the outstanding common stock of the Surviving Corporation at the Effective Time. Total cash consideration to IPC shareholders in the event of a purchase of 90% of the total equity outstanding would be $204 million. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of IPC and AAC, all as provided under Delaware Law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the stockholders of IPC.

    In connection with the Merger, Richard Kleinknecht and Peter Kleinknecht and certain family members and trusts associated with Richard Kleinknecht and Peter Kleinknecht (each, a "Stockholder") have entered into the Stockholders Agreement with AAC dated as of December 18, 1997 (a copy of which is attached hereto and made a part hereof as Exhibit 4). Pursuant to the Stockholders Agreement, the Stockholders have agreed to vote 6,952,768 Shares, or approximately 65% of the outstanding Shares, in favor of approval and adoption of the Merger Agreement.

    During the period (the "Agreement Period") beginning on December 18, 1997 and ending on the Termination Date (as defined in the Merger Agreement), each of the Stockholders has agreed not to directly or indirectly (i) except pursuant to the terms of the Merger Agreement or the Stockholders Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with IPC or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares or any interest therein, including any trust income or principal, except in each case to a permitted transferee (a "Permitted Transferee"), who is or agrees to become bound by the Stockholders Agreement; (ii) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Stockholders Agreement.

    Each Stockholder has waived any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. The Stockholders have represented that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

    Subject to the terms and provisions of the Merger Agreement, in connection with the Merger, Richard Kleinknecht has agreed to elect to retain an aggregate of 380,952 shares of Surviving Corporation Common Stock upon conversion of, and with respect to, 380,952 shares owned by Richard

Kleinknecht immediately prior to the Effective Time (the "Rollover Shares") unless otherwise agreed with AAC.

    Unless the Shares held by any trust which are presently subject to the terms of the Stockholders Agreement are transferred to one or more Stockholders (and remain subject in all respects to the terms of the Stockholders Agreement) or other Permitted Transferees who upon receipt of such Shares become signatories to the Stockholders Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date.

    Richard Kleinknecht has agreed to take all actions necessary to cause any Rollover Shares that constitute Pledged Shares (as defined in the Stockholders Agreement) prior to the Effective Time to be free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

    Each Stockholder under the Stockholders Agreement has agreed that, until the Termination Date, such Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Stockholder (i) in favor of the Merger, the execution and delivery by IPC of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of IPC under the Merger Agreement or the Stockholders Agreement; (iii) in favor of the new IPC incentive stock option plan, a copy of which is attached hereto as Exhibit 5 and (iv) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing to AAC in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving IPC or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of IPC or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of IPC or its subsidiaries; (C) any change in the majority of the board of directors of IPC;
(D) any material change in the present capitalization of IPC or any amendment of IPC's Certificate of Incorporation or By-Laws; (E) any other material change in IPC's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholders Agreement.

    Each Stockholder has appointed AAC and any designee of AAC, each of them individually, such Stockholder's irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote such Stockholder's Shares as described above. The proxy is irrevocable (until the Termination Date) and coupled with an interest. Each Stockholder has agreed to take such further action and execute such other instruments as may be necessary to effectuate the intent of the proxy and has revoked any proxy previously granted by such Stockholder with respect to such Stockholder's Shares.

    The Stockholders Agreement will terminate upon the expiration of the Agreement Period.

          In addition, IPC, CSH, Richard Kleinknecht ("Kleinknecht"), David Walsh ("Walsh"), and Anthony Servidio ("Servidio" and collectively with Kleinknecht and Walsh, the "Management Shareholders"), have entered into an Investors Agreement, dated as of December 18, 1997

(a copy of which is attached hereto and made a part hereof as Exhibit 6), to be effective only upon the consummation of the transactions contemplated by the Merger Agreement.

          Pursuant to the Investors Agreement, the Board of Directors of the Surviving Corporation will consist of 9 members, (i) three of whom shall be nominated by CSH and its Permitted Transferees ("CSH Shareholders"); (ii) two of whom shall be nominated by the CSH Shareholders and shall be individuals who are not "Affiliates" or "Associates" (as those terms are used within the meaning of Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any party to the Investors Agreement or any Affiliate thereof; (iii) two of whom shall be nominated by the CSH Shareholders and shall be individuals who are executive officers of IPC or its subsidiaries and (iv) two of whom shall be nominated by Kleinknecht and his Permitted Transferees (the "Kleinknecht Shareholders"). Each of the parties to the Investors Agreement and their Permitted Transferees has agreed to vote its Shares in favor of the persons so nominated, provided that none of the parties will be required to vote for another party's nominees if the number of Shares held by the person or group making the nomination is (A) in the case of the CSH Shareholders, less than 5% of the then outstanding number of shares of common stock of IPC, par value $.01 per share ("New Common Shares") or (B) in the case of the Kleinknecht Shareholders, less than 50% of such person's or group's Initial Ownership (defined as the number of New Common Shares held by such person or group as of the date of the Investors Agreement).

          Pursuant to the Investors Agreement, the CSH Shareholders and the Management Shareholders have agreed that they will not, directly or indirectly, sell, assign, transfer, grant a participation in, pledge or otherwise dispose of any New Common Shares (or solicit any offers to buy or otherwise acquire, or take a pledge of any New Common Shares) except in compliance with the Securities Act of 1933, as amended, and the terms and conditions of the Investors Agreement.

          Any CSH Shareholder or Management Shareholder may at any time transfer any or all of its New Common Shares of IPC to one or more of its Permitted Transferees without the consent of IPC or any CSH Shareholder or Management Shareholder, as the case may be, so long as (i) such Permitted Transferee shall have executed a Joinder Agreement substantially in the form of Exhibit A to the Investors Agreement and thereby agreed to be bound by the terms of the Investors Agreement and (ii) the transfer to such Permitted Transferee is not in violation of applicable federal or state securities laws.

          Aside from a transfer to a Permitted Transferee as discussed above, the Kleinknecht Shareholders may transfer their New Common Shares only as follows: (i) pursuant to the Tag-Along Rights described below; (ii) pursuant to the Drag-Along Rights described below; (iii) in a public offering in connection with the exercise of their registration rights under Article 5 of the Investors Agreement; or (iv) following the earlier to occur of (A) the date on which the number of New Common Shares held by the Kleinknecht Shareholders is less than 5% of the outstanding number of New Common Shares and (B) the fifth anniversary of the Effective Time, to any person other than any Adverse Person (as defined in the Investors Agreement). The above-described restrictions on the Kleinknecht Shareholders shall terminate at such time as the aggregate number of New Common Shares held by the CSH Shareholders is less than 50% of the CSH Shareholders' aggregate Initial Ownership of New Common Shares (defined as the number of New Common Shares held by such person or group as of the date of the Investors Agreement).

          Aside from a transfer to a Permitted Transferee as discussed above, Walsh and his Permitted Transferees and Servidio and his Permitted Transferees may transfer their New Common Shares only as follows: (i) pursuant to the Tag-Along Rights described below; (ii) pursuant to the Drag-Along Rights described below; (iii) in any public offering; (iv) following the 30th month anniversary of the Effective Time, to any person other than any Adverse Person (as defined in the Investors Agreement); or (v) to any person, in a transfer through a broker or dealer in compliance with Rule 144 (or any successor rule).

          The Investors Agreement also provides that if the CSH Shareholders propose to sell New Common Shares, the Management Shareholders will have the right to participate in the sale ("Tag-Along Rights"), provided that no such rights shall apply (i) to sales of up to 3% in the aggregate of the outstanding New Common Shares; (ii) to sales to Permitted Transferees of CSH Shareholders; or (iii) in public offerings. If Tag-Along Rights apply, the CSH Shareholders will inform the Management Shareholders (collectively, the "Tag Shareholders") of the terms and conditions of the proposed sale and offer each Tag Shareholder the opportunity to participate. If the number of New Common Shares that CSH Shareholders and the Tag Shareholders propose to sell exceeds the number that can be sold on the terms and conditions proposed by the buyer, the CSH Shareholders and each Tag Shareholder who has exercised Tag-Along Rights will be entitled to sell up to his or her Tag Along Portion. Tag Along Portion shall mean the number of New Common Shares owned by such Tag Shareholder (on a fully diluted basis) (and in the case of the CSH Shareholders, owned by CSH Shareholders on a fully diluted basis) multiplied by a fraction, the numerator of which shall be the number of New Common Shares proposed to be sold by CSH Shareholders and the denominator of which shall be the total number of New Common Shares (on a fully diluted basis) held by parties to the Investors Agreement. The CSH Shareholders and the Tag Shareholders who have exercised Tag-Along Rights may sell their New Common Shares on substantially the same terms and conditions set forth in the notice (subject to an increase in the amount of consideration of up to 5%) within 120 days of the date all Tag-Along Rights are waived, exercised or expire.

          The Investors Agreement contemplates that if the CSH Shareholders (i) propose to sell Shares constituting not less than 50% of their Initial Ownership (defined as the number of New Common Shares held by such person or group as of the date of the Investors Agreement) in a bona fide third party sale, or
(ii) propose a sale in which the New Common Shares to be sold by CSH Shareholders and the Management Shareholders constitute 50% or more of the outstanding New Common Shares held by all such Shareholders, the CSH Shareholders will be entitled to compel the Management Shareholders to participate in the sale ("Drag-Along Rights") with respect to the New Common Shares owned by each Management Shareholder which constitute the Drag-Along Portion of the number of New Common Shares that such person owns. Drag-Along Portion shall mean as to any Management Shareholder, the number of New Common Shares such person owns (on a fully diluted basis) multiplied by a fraction the numerator of which is the number of New Common Shares to be sold by the seller and proposed sellers and the denominator of which is the total number of New Common Shares owned by the seller and proposed sellers.

          Pursuant to the Investors Agreement, CSH also has the right to request the Surviving Corporation to register for sale its New Common Shares on five occasions if the aggregate proceeds expected to be received from any such sale exceeds $7,500,000. Once the Surviving Corporation has effected one such registration for the CSH Shareholders, the Kleinknecht Shareholders may request two registrations of their New Common Shares. Each party to the Investors Agreement has the right, subject to certain limitations, to request the Surviving Corporation to include its New Common Shares in any registration undertaken by the Surviving Corporation. All requests for registration are subject to certain other customary terms and conditions.

          The Investors Agreement also provides that until the earlier to occur of (i) the fifth anniversary of the Effective Time or (ii) the occurrence of a Change in Control (defined as the date on which the CSH Shareholders own less than 20% of the outstanding New Common Shares or the transfer of all or substantially all of the assets of the Surviving
Corporation or a liquidation of the Surviving Corporation), no Kleinknecht Shareholder shall acquire any New Common Shares or securities convertible into or exercisable or exchangeable for New Common Shares except (A) as a Permitted Transferee in a transfer from any other Kleinknecht Shareholder which is otherwise permitted under the terms of the Investors Agreement or
(B) pursuant to stock options granted by the Surviving Corporation.

          In addition to the transactions contemplated by the Merger Agreement, subject to market conditions and other factors, CSH or other affiliates of CSH may acquire or dispose of shares of IPC from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Surviving Corporation, may enter into agreements with the management of IPC relating to acquisitions of shares of the Surviving Corporation by members of management, issuances of options to management or their employment by the Surviving Corporation, or may effect other similar agreements or transactions.

          Citicorp Venture Capital, Ltd. ("CVC") has issued to CSH and AAC a commitment letter, dated December 17, 1997, pursuant to which CVC (together with its Affiliates as defined in the Merger Agreement) has committed, subject to the terms and conditions set forth therein, to purchase securities of CSH not exceeding $72 million in the aggregate, the proceeds of which shall be invested by CSH in AAC in furtherance of the consummation by AAC of the transactions contemplated by the Merger Agreement.

          At the consummation of the Merger, it is contemplated that Peter Woog, a manager of CSH and President of its subsidiary, Cable Systems International Inc., will become Chairman of the Board of the Surviving Corporation, and that Richard Kleinknecht will become Vice-Chairman of the Surviving Corporation.

     A provision in the Limited Liability Company Operating Agreement of CSH (the "LLC Agreement") provides that any action to be taken by CSH with respect to its subsidiary, AAC, including decisions regarding the voting of shares of common stock of AAC ("AAC Common Stock") and the exercise of all rights as shareholder of AAC, shall be taken with the approval of the holders of a majority of the IPC Units.

     The LLC Agreement further provides that the IPC Units may be exchanged by any holder thereof for shares of AAC Common Stock at any time following December 17, 1999. In addition (i) if a Bankruptcy Event (as defined in the LLC Agreement) occurs with respect to CSH, AAC or any material subsidiary of AAC, or
(ii) a holder of an IPC Unit dies, is disabled, or purports to make a transfer of its IPC Units in violation of the LLC Agreement, then all of the IPC Units, in the case of an event described under clause (i) of this paragraph or the relevant IPC Units in the case of an event described under clause (ii) of this paragraph, shall be deemed automatically exchanged for the corresponding number of shares of AAC Common Stock.

     Finally, at any time prior to December 17, 1999, in the event of a Change of Control (as defined in the LLC Agreement) with respect to CSH or AAC or a material judgment (i.e., in excess of $5,000,000) against CSH, AAC or any material subsidiary of AAC, the holders of a majority of the IPC Units may elect either (i) to require the exchange of all IPC Units for the corresponding number of shares of AAC Common Stock or (ii) to permit each holder of IPC Units, at its discretion, to effect such exchange.

     Item 5.   Interest in Securities of the Issuer.

     Pursuant to the Stockholders Agreement, AAC has acquired the right to vote in favor of the adoption and approval of the Merger Agreement, and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own, 6,952,768 Shares (the "Kleinknecht Shares"), representing approximately 65% of the outstanding Shares of IPC. AAC disclaims beneficial ownership of the Kleinknecht Shares.

     CSH, as shareholder of AAC, may be deemed, for purposes of Rule 13d-3 promulgated under the Exchange Act, to beneficially own indirectly the Kleinknecht Shares that may be deemed to be owned beneficially by AAC. However, CSH disclaims beneficial ownership of the Kleinknecht Shares.

     Because of their ownership interest in CSH, Kirby and O'Mara may be deemed, for purposes of Rule 13d-3 promulgated under the Exchange Act, to beneficially own indirectly the Kleinknecht Shares that may be deemed to be owned beneficially by CSH. Each of Kirby and O'Mara disclaims beneficial ownership of the Kleinknecht Shares.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of each of the Merger Agreement, the Stockholders Agreement, the new IPC Stock Option Plan and Investors Agreement are attached hereto as Exhibits 3, 4, 5 and 6 and are incorporated herein by reference.

     Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of IPC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

     Exhibit 1:  Joint Filing Agreement among the Reporting Persons

     Exhibit 2:  Powers of Attorney

     Exhibit 3: Agreement and Plan of Merger, dated as of December 18, 1997, between IPC Information Systems, Inc. and Arizona Acquisition Corp.

     Exhibit 4: Stockholders Agreement, dated as of December 18, 1997, by and between Arizona Acquisition Corp., Richard Kleinknecht, Peter Kleinknecht and other parties named therein.

     Exhibit 5:  New IPC Stock Option Plan

     Exhibit 6: Investors Agreement, dated as of December 18, 1997, by and among IPC Information Systems, Inc., Cable Systems Holding, LLC, Richard Kleinknecht, David Walsh and Anthony Servidio.

                                      SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 29, 1997

                    Arizona Acquisition Corp.


                    By:  /s/ Peter Woog
                         ---------------------------
                         Name:  Peter Woog
                         Title:  President


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 29, 1997

                    Cable Systems Holding, LLC


                    By:  /s/ Peter Woog
                         ---------------------------
                         Name:  Peter Woog
                         Title:  Manager



After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 29, 1997

                    By:  /s/ David Kirby
                         ---------------------------
                         Name: David Kirby



After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 29, 1997

                    By:  /s/ John O'Mara
                         ---------------------------
                         Name: John O'Mara

                                                                      Schedule A

                           Executive Officers and Directors
                                          of
                              Arizona Acquisition Corp.

     The names of the Directors and the names and titles of the Executive Officers of Arizona Acquisition Corp. ("AAC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of AAC at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AAC and each individual is a United States citizen.


Name, Business Address                  Present Principal Occupation
------------------------------          -------------------------------
  Peter Woog                           President; President of Cable Systems
                                        International Inc.

*  Bruce Burkett                        Secretary and Treasurer; Chief Financial
                                        Officer of Cable Systems International
                                        Inc.


------------------
*  Director

                                                                      Schedule B

                                       Managers
                                          of
                              Cable Systems Holding, LLC

     The names and titles of the Managers of Cable Systems Holding, LLC ("CSH") and their business addresses and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSH at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH and each individual is a United States citizen.

Name, Business Address                  Present Principal Occupation
-------------------------------         -----------------------------------
    Peter Woog                          Manager; President of Cable Systems
                                        International Inc.

------------------